Aflac Incorporated 2nd Quarter 2007 Form 10-Q
EXHIBIT 11
Aflac Incorporated and Subsidiaries
Computation of Earnings Per Share

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006

Numerator (in millions):
Basic: net earnings applicable to common stock	$415	$408	$831	$783
Diluted: net earnings applicable to common stock	415	408	831	783

Denominator (in thousands):
Average outstanding shares used in the computation of earnings per share — basic	487,900	496,951	489,219	497,491
Dilutive effect of share-based awards	6,327	6,335	6,216	6,436

Average outstanding shares used in the computation of earnings per share — diluted	494,227	503,286	495,435	503,927

Earnings per share:
Basic	$.85	$.82	$1.70	$1.57
Diluted	.84	.81	1.68	1.55

EXH 11-1